Exhibit 5.1

To: NatWest Group plc 36 St Andrew Square Edinburgh EH2 2YB	CMS Cameron McKenna Nabarro Olswang LLP Saltire Court 20 Castle Terrace Edinburgh EH1 2EN DX 553001, Edinburgh 18 Legal Post LP-2, Edinburgh 6 T +44 131 228 8000 F +44 131 228 8888 cms.law

13 June 2023

Your ref

Our ref           STPH/EDN/RBG001

Dear Ladies and Gentlemen

US$1,250,000,000 5.808% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2029

We have acted as solicitors in Scotland for NatWest Group plc (the Company) in connection with (i) the Underwriting Agreement dated as of 8 June 2023 (the Underwriting Agreement) between you and the underwriters (the Underwriters) under which the Underwriters have severally agreed to purchase from the Company US$1,250,000,000 aggregate principal amount of the Company’s 5.808% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2029 (the Senior Notes), and (ii) the Pricing Agreement dated as of 8 June 2023 (the Pricing Agreement).

The Senior Notes are to be issued pursuant to a senior notes base indenture dated as of 13 December 2017 between the Company and The Bank of New York Mellon, acting through its London branch, as trustee (the Trustee) (the Base Indenture), as supplemented and amended by a supplemental indenture (the Supplemental Indenture) dated as of 13 June 2023 between the Company and the Trustee, supplementing the Base Indenture with regard to the Senior Notes (the Base Indenture, as supplemented by the provisions of the Supplemental Indenture, being hereinafter referred to as the Indenture).

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

UK - 681345420.2

CMS Cameron McKenna Nabarro Olswang LLP is a limited liability partnership registered in England and Wales with registration number OC310335. It is a body corporate which uses the word “partner” to refer to a member, or an employee or consultant with equivalent standing and qualifications. It is authorised and regulated by the Solicitors Regulation Authority of England and Wales with SRA number 423370. A list of members and their professional qualifications is open to inspection at the registered office, Cannon Place, 78 Cannon Street, London EC4N 6AF. Members are either solicitors or registered foreign lawyers. VAT registration number: 974 899 925. Further information about the firm can be found at cms.law

CMS Cameron McKenna Nabarro Olswang LLP is a member of CMS Legal Services EEIG (CMS EEIG), a European Economic Interest Grouping that coordinates an organisation of independent law firms. CMS EEIG provides no client services. Such services are solely provided by CMS EEIG’s member firms in their respective jurisdictions. CMS EEIG and each of its member firms are separate and legally distinct entities, and no such entity has any authority to bind any other. CMS EEIG and each member firm are liable only for their own acts or omissions and not those of each other. The brand name “CMS” and the term “firm” are used to refer to some or all of the member firms or their offices. Further information can be found at www.cmslegal.com
Notice: the firm does not accept service by e-mail of court proceedings, other processes or formal notices of any kind without specific prior written agreement.

On the basis of the foregoing, we advise you that, in our opinion, the Senior Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to, and paid for, by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the present laws of Scotland. We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America, and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell London LLP dated 13 June 2023, to be filed on Form 6-K concurrently with this opinion. The laws of the State of New York are the chosen governing law of the Senior Notes, and we have assumed that the Senior Notes constitute valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with their terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ Partner, for and on behalf of CMS Cameron McKenna Nabarro Olswang LLP

Partner, for and on behalf of CMS Cameron McKenna Nabarro Olswang LLP